FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November 2002

Commission File No.: 0-30308

SOUTHWESTERN RESOURCES CORP.

Suite #1650, 701 West Georgia Street, Vancouver, British Columbia, Canada, V7Y 1C6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Please note that pursuant to Rule 12g3-2(d)(l), this registrant, being registered under Section 12 is not eligible for exemption under Rule 12g3-2(b).  Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

___

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHWESTERN RESOURCES CORP.

“Thomas W. Beattie”

By:

Thomas W. Beattie

Vice President, Corporate Development

Date:

November 30, 2002

HIGH GRADE SILVER ZONE DISCOVERED

LIAM PROPERTY, PERU

November 4, 2002

Vancouver, BC – Southwestern Resources Corp. (SWG-T) is pleased to announce that a recent mapping and extensive trenching program by the Company has identified a significant high grade silver zone on the upper portion of Cerro Crespo in the central part of the 100% owned Liam Property located in southern Peru.  The high grade silver plus subordinate gold mineralization is associated with intrusive diatreme breccias within an extensive high sulphidation alteration zone.

Cerro Crespo is a prominent northwest trending mesa-type ridge in the central part of the Property. The ridge extends for about 600 metres and is 250 metres wide with near vertical walls projecting 150 metres above surface.

Detailed sampling in trenches involved the collection of 329 one metre to two metre channel samples in the northwestern portion of the top of Cerro Crespo.  Of the 329 samples collected, 98 returned assay values of more than 186 grams (6 ounces) per tonne silver and 78 returned assay values of greater than 0.5 grams per tonne gold. Within the above sample set, silver values range from 186 grams (6 ounces) per tonne to greater than 1500 grams (48 ounces) per tonne while gold values range from 0.5 grams per tonne to 10 grams per tonne.  The average grade for the 329 channel samples collected is 188 grams (6.1 ounces) per tonne silver and 0.46 grams per tonne gold.

The 150 metre high Cerro Crespo has never been drill tested.  Previous holes drilled by the Company and its former Joint Venture partners on the Liam Property were collared at the south base of Cerro Crespo and drilled at an angle of 60 degrees from the horizontal.  One of the holes returned 27.5 metres of 68.4 grams per tonne silver and 0.14 grams per tonne gold, while a second hole cut 23.5 metres grading 26.58 grams per tonne silver and 1.36 grams per tonne gold. The diatreme breccia zones which contain the higher grade silver mineralization at the top of Cerro Crespo were not tested by drilling.

It is Management’s interpretation that Cerro Crespo represents a large bulk tonnage silver/gold target and further detailed evaluation is planned including tunneling and definition drilling.

Quality Control

Southwestern Resources Corp. has implemented a quality control program to ensure best practice in lithogeochemical sampling and analysis of the trench samples.  Samples are crushed at the ALS Chemex preparation lab in Lima, Peru to minus 80 mesh and pulverized to greater than 85% passing 200 mesh.

The pulps are sent to ALS Chemex in Vancouver, BC.  ALS Chemex is an ISO 9002 registered laboratory and is preparing for ISO 17025 certification.  Samples are digested

More…

in an aqua regia acid digestion and are analyzed for 34 elements by ICP-AES. Over-limit gold and silver analyses are further analyzed by fire assay-atomic absorption finish and gravimetric methods respectively.

Southwestern Resources Corp. is a well-financed international exploration company exploring for precious and base metals in Peru, Argentina and China.  Southwestern Resources is also exploring for diamonds in Canada and Brazil through its 36.2% owned affiliate, Canabrava Diamond Corporation, and for nickel-copper-platinum group metals in Canada through its 17.1% owned affiliate, Aurora Platinum Corp.

Some of the statements in this news release contain forward-looking information which involves inherent risk and uncertainty affecting the business of the Company.  Actual results may differ materially from those currently anticipated in such statements.

For more information, please contact:

John G. Paterson, President or

Daniel G. Innes, Vice President, Exploration

Southwestern Resources Corp.

1650-701 West Georgia Street, Vancouver, B.C.  V7Y 1C6, Canada

Tel. (604) 669-2525/Fax (604) 688-5175

Web site: http://www.swgold.com

Form:1	CHANGE IN OUTSTANDING AND RESERVED SECURITIES

WHEN TO FILE:

Within 10 days after the end of each month in which any change to the number of outstanding or reserved listed securities has occurred (including a reduction in such number that results from a cancellation or redemption of securities). If no such change has occurred, a nil report should be filed.

HOW:	For Companies Reporting to the Toronto TSE Office: Via fax to 416.947.4547 or via email to companyreg@tse.com
	For Companies Reporting to the Montreal TSE Office: Via fax to 514.871.3533 or via email to companyreg@tse.com

QUESTIONS:

For Companies Reporting to the Toronto TSE Office:
Email companyreg@tse.com or contact the TSE Company Reporting representative who is responsible for the Company (based on the first letter(s) of the Company’s name), as follows:

	Company Name	Phone
	A – Em	416.947.4538
	En – N	416.947.4504
	O – Z	416.947.4616

	For all Companies Reporting to the Montreal TSE Office: Call 514.871.7874

NOTE:

The Company may customize the form to ensure that the charts below contain all applicable information relating to the issuer. Each share compensation arrangement which involves the issuance of treasury securities must have its own chart.

	This Form replaces the “Changes in Capital Structure” form.

Although the Closing Issued and Outstanding Share Balance figure to be entered on the last line of Section A of this Form will be posted on the TSE website, no other information provided by the Company in this Form will be made available for public view.

FORM:1	Company Name:	SOUTHWESTERN RESOURCES CORP.	Stock Symbol:	SWG-T

Issued and Outstanding Share Summary	# of Shares	Balance
Issued and Outstanding – Opening Balance*	15,800,396
ADD:	Stock Options Exercised
Share Purchase Plan
Dividend Reinvestment Plan
Exercise Warrants
Private Placement
Conversion
Other Issuance (provide description):
SUBTRACT:	Issuer Bid Purchase (see attachment)
Redemption
Other Cancellation (provide description)
Closing Issued and Outstanding Share Balance*	15,800,396

NOTE: If any of the Company’s securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as “internally-held securities”), such internally-held securities must not be counted as “issued and outstanding.”

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

Reserved for Share Compensation Arrangements
A.	Share Purchase Plans and / or Agreement(s)	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Share Purchase Plan / Agreement
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued from Treasury (SUBTRACT)
Closing Reserve for Share Purchase Plan

B.	Dividend Reinvestment Plan (DRIP) — for shareholders	# of Shares	Balance
	NAME OF PROGRAM:		N/A
Opening Reserve for Dividend Reinvestment Plan
Additional Shares Listed Pursuant to the Plan (ADD)
Shares Issued (SUBTRACT)
Closing Reserve for Dividend Reinvestment Plan

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Pre-Plan
	Stock Options Outstanding — Opening Balance				604,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	604,500

C.	Stock Option Plan and / or Agreement
	NAME OF PROGRAM:	Post-Plan
	Stock Options Outstanding — Opening Balance				1,057,500
Options Granted: (ADD)
	Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

*

Stock Options are subject to shareholder and regulatory approval.  Shareholder approval will be requested at the Company’s 2003 Annual General Meeting .

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled “Shares Reserved” below

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted

SUBTOTAL

Share Appreciation Rights or Market Growth Feature (“SAR”) in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)

SUBTOTAL

*Shares may, or may not be issued however “Shares Reserved” (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number

SUBTOTAL

Stock Option Outstanding — Closing Balance	1,661,500

	RESERVED FOR SHARE COMPENSATION ARRANGEMENTS
D.	Shares Reserved (for Stock Option Plan)
	NAME OF PROGRAM:	# of Shares	Balance
	Opening Share Reserve Balance at beginning of period		500
	Additional shares Listed Pursuant to the Plan (ADD)
	Stock Options Granted (SUBTRACT)
	Stock Appreciation Rights (SUBTRACT)
	Closing Share Reserve Balance at end of period		500

All information reported in this Form is for the month of November 2002

Filed on behalf of the Company by: (please enter name and direct phone or email)
NAME	Thomas W. Beattie
PHONE / EMAIL	(604) 669 2525 - tbeattie@swgold.com
DATE	December 2, 2002

Southwestern Resource Corp.

Third Quarter Report

The Company continues to explore high potential areas in Peru and China for base and precious metals.  Signing of a definitive Sino-Foreign Joint Venture on the Boka Gold Project in Yunnan Province, China was the highlight of the quarter as this property represents high potential for a multimillion ounce gold deposit.  Terms of the agreement allow for Southwestern to earn a 90% interest within four years for certain exploration commitments and cash payments.

The Boka Project contains 10 known gold zones, the largest being Boka 1 which extends for 2000 metres, is 150 metres thick and at least 200 metres wide and open in all directions.  In the next quarter a drilling program will be initiated to test this exciting prospect.

In Peru, drilling on the Lince zinc - copper – molybdenum skarn zone continued.  Lince is a 50/50 joint venture with Inco Limited.

Also in Peru, detailed mapping and sampling was carried out at Potongo, Quihuire and Liam.  Liam is a high sulphidation silver-gold property with bulk  mineable potential. The latest evaluation of Liam has defined two breccia zones of high grade silver ± gold.

Boka, China

The Company and it’s partner, Team 209 of the Yunnan Nuclear Industry completed the signing of all formal documentation for a Sino-Foreign Co-operative Joint Venture and have submitted all documents to the appropriate authorities.  Verbal approval has been given for the Joint Venture.

The Boka Project area is underlain by a significant gold mineralizing system hosted by weakly metamorphosed Middle Proterozic sediments.  There are 10 known gold zones, the largest being Boka 1 which is about 2000 metres in length, at least 200 metres wide and 150 metres thick.  The zone is open in all directions.

Gold mineralization at Boka 1 is stratabound and appears to be concentrated in calcareous sediments and carbonaceous pelites.  Heavily oxidized sulphides are abundant and gold is associated with these and quartz.  Grades in places are high and sampling has returned values of over 30 ounces per tonne gold.

An initial drilling program of 2000 metres is planned to start in November.  Detailed sampling of tunnels, including mine tunnels and exploration tunnels has been completed with assay results pending.  Several trenches were also excavated and sampled.

Lince, Peru

Drilling at Lince was designed to test an extensive zinc skarn system some 2000 metres in length.  Once all assays are received the data will be compiled and interpreted.  Lince is a 50/50 joint venture with Inco.

Liam, Peru

A detailed exploration program totaling 329 rock chip samples was completed during the quarter on the main Tertiary high sulphidation silver - gold mineralizing system underlying the Liam property.  This recent work has identified two breccia zones on top of Cerro Crespo which contain high silver values with subordinate gold.  These breccias extend over a strike of 500 metres and are up to 250 metres wide.  Liam represents excellent potential for bulk mineable silver mineralization with gold credits.

Potongo – Quihuire, Peru

A detailed exploration program was initiated on the 100% owned Potongo and Quihuire Projects to determine the extent and potential for two newly discovered copper-gold skarns.  The program will include extensive rock chips sampling, trenching and detailed structural mapping.

Yiliang Project, China

Some 12,000 square kilometres of the area was covered with stream sediment sampling and prospecting.  The main target is for Noril’sk type nickel – copper – PGM deposits.  Although no mineralization of this type was seen in outcrop it may be buried below basalt.  Management feels this area has high potential for Noril’sk type mineralization but is too grass roots and as such the joint venture has been terminated.

Diamond Exploration

The Company explores for diamonds through its 39% owned affiliate Canabrava Diamond Corporation.  Canabrava recently announced the recovery of macrodiamonds from the King Eider Pipe on the Hadley Bay Project located on Victoria Island in Nunavut.  Microdiamond results are awaited for several other samples of the King Eider Pipe and four other pipes drilled in the vicinity.  Canabrava also has a number of drill ready targets in Quebec which are to be tested this winter.

Southwestern Resources Corp.

Management's Discussion and Analysis of Financial Condition and Results of Operations

September 30, 2002 and 2001

This interim Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the Company’s MD&A for the year ended December 31, 2001 and the interim financial statements for the period ended September 30, 2002.  The focus of this discussion is on material changes and information relating to the current period and may exclude certain information disclosed in the previous year’s discussion.

Description of Business

The Company is a development stage junior mining company engaged in the location, acquisition, evaluation, exploration and development of mineral properties, especially with the potential to host gold, silver and base metals primarily in Peru, China and Argentina.

The Company conducts a significant portion of its exploration activities through joint exploration programs, referred to as joint ventures, which are structured to allow an interested party to earn an interest in a project by making certain expenditures on the Company’s properties over a period of time. At the present time the Company has a number of joint exploration programs with various companies in Peru, China, and Argentina.  The majority of the agreements are structured so that the partner may earn up to a 70% interest in the property by funding all or a portion of the exploration costs and 100% of the development and construction costs required to bring a mine into operation.

During the third quarter, the Company’s main focus of exploration was in Peru on the Bambas West project with Inco Limited (“Inco”).  In order to earn a 50% interest in the Bambas West project, Inco was required to fund U.S. $1 million during Phase 2 of the exploration program.  In September 2002, Inco fulfilled this expenditure obligation.  Expenditures in Phase 3 are being funded equally by Inco and Southwestern.

Results of Operations

The consolidated gain for the three months and loss for the nine months ended September 30, 2002 was $694,000 and $4.1million or $0.04 and $0.26 per share respectively compared with a loss of $655,000 and $4.7 million or $0.04 and $0.31 per share respectively for the same periods in 2001.  The main reason for the gain during the current quarter was due to a  $1.2 million dilution gain on shares issued by affiliated companies. The  decrease in losses for the nine month period resulted from gains on shares issued by affiliated companies and a reduction in resource property costs written off. This was partially offset by lower interest revenue, higher foreign exchange losses, and an increase in general and administrative expenses and general exploration.

In 2002, there was a marginal increase in general and administrative expenses for the three month period and $110,000 during the nine month period ended September 30, mainly due to an increase in investor relations expenditures which was partially offset by a decrease in consulting fees charged by directors, officers, and other consultants.

Foreign exchange gains and losses result primarily from the translation of US dollar denominated monetary assets to Canadian dollars.  The current year to date loss of $100,000 compared to a gain of $556,000 for the same nine month period last year reflects a significant strengthening of the Canadian dollar against its U.S. counterpart during the second quarter of 2002.  This was partially offset in the third quarter by a weakening Canadian dollar resulting in a foreign exchange gain of $301,000 compared with a gain of $491,000 for the same period in 2001.

General exploration expense of $297,000 for the three months and $1,147,000 for the nine months ended September 30, 2002 relates to expenditures of a general reconnaissance nature, along with some of the costs of maintaining the Company’s foreign exploration offices, and includes that portion of resource property expenditures which has been charged to expense.  This compares to $415,000 and $804,000 charged to general exploration expense for the same periods ended September 30, 2001.

A total of $1.9 million in resource property costs was written off during the first quarter of this year relating to projects in Peru.

The $479,000 decrease in interest and other income during the nine month period ended September 30, 2002 resulted from lower cash balances and interest rates as well as from the sale of the Company’s accumulated value added taxes and tax losses of its Chilean subsidiary company in January 2001.

The Company recorded net dilution gains of $1,171,000 and $1,276,000 for the three and nine month periods ended September 30, 2002 respectively, resulting from shares issued by Canabrava Diamond Corporation(“Canabrava”) and Aurora Platinum Corp.(“Aurora”)  compared to a loss of $274,000 in 2001.

In March 2002, the Company sold 7 million of its free trading shares of Maxy at $0.08 per share.  In a separate transaction, the Company purchased 5.6 million units of Maxy at $0.10 per unit.  Each unit consists of one common share and one common share purchase warrant.  As a result, the Company’s interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis effective January 1, 2002 rather than the equity method of accounting for investments.

In June 2002, the Company wrote off its investments in Unirex Corporation($85,333), Consolidated Jaba Inc.($206,000), and Paramount Ventures and Finance Inc.($49,122).

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company’s working capital as at September 30, 2002 was $6.1 million compared with $10.3 million as at December 31, 2001.  The decrease of $4.2 million is attributed to resource property expenditures of $536,000, the acquisition of the Company’s common shares pursuant to its current normal course issuer bid of $456,000, operating expenditures of $2,663,000 and additional investments in Aurora ($500,000), Pacific Minerals Inc.($48,000) and Canabrava ($30,000).

The carrying value of resource properties declined by approximately $1.4 million due to the write off of resource property costs in Peru totalling $1.9 million.  Resource property expenditures of $536,000 were incurred during the nine month period ended September 30, 2002.

Share capital decreased by $456,000 to $80.5 million due to the acquisition of 170,100 common shares pursuant to the Company’s normal course issuer bid.  The current normal course issuer bid was initiated on December 27, 2001.

On April 18, 2002 the Company entered into a letter agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell Southwestern’s 50% interest in the Poracota Property in Peru for US $4.5 million over a three year period.  Under the terms of the agreement, Buenaventura made a payment to Southwestern of U.S. $100,000 and is to make staged payments of U.S. $200,000 on the first anniversary, U.S. $300,000 on the second anniversary and U.S. $3,900,000 on the third anniversary.

On August 27, 2002 the Company signed a letter agreement with the China Yunnan Province Nuclear Industry Team 209 regarding the Boka Gold Project in southern China.  Under the terms of the letter agreement, Southwestern can earn a 90% interest in 98.65 square kilometres of exploration concessions and mining licenses by spending U.S. $4.0 million over a four year period and making a  payment of U.S. $1.7 million in the fourth year.  Exploration expenditures are staged as to U.S. $500,000 in the first year, U.S. $1.0 million in the second year, U.S. $1.5 million in the third year, and U.S. $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and Southwestern will be the operator of the project.

The Company's main source of liquidity is its cash and cash equivalents.  However, this is supplemented by interest earned, and these sources of cash are considered sufficient to meet near-term financial requirements.

Outlook

The Company expects to focus the majority of its exploration activities in Peru and China and will form additional joint ventures in order to reduce shareholder risk.  As a mineral exploration company, the future liquidity of Southwestern will be affected principally by the level of exploration expenditures and by its ability to raise capital through the equity markets.  In management's view, the Company's cash position is more than sufficient to fund planned exploration expenditures and meet ongoing obligations as they become due.

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at

($ in thousands)

September 30

December 31

_____2002___

_

___2001____

Assets

Current

Cash and cash equivalents

$

  5,839

$

10,468

Exploration advances and other receivables

     205

       86

Note Receivable (note 2)

                 200_

__________--

6,244

10,554

Capital assets (note 3)

     444

    619

Resource properties (note 4)

14,407

15,834

Investments (note 5)

12,046

10,854

____________

____________

$ _____33,141

$______37,861

Liabilities

Current

Accounts payable and accrued charges

$ ________ 88

$_________241

Shareholders’ Equity

Share capital (note 7)

Authorized

   100,000,000 common shares without par value

Issued and outstanding

    15,801,396 shares  (2001 – 15,971,496)

  80,518

80,974

Additional paid-up capital

         13

   --

Deficit

______(47,478)

_____(43,354)

_______33,053

______37,620

$______33,141

$_____37,861

APPROVED BY THE BOARD

___________________________________       _______________________________

George H. Plewes

John G. Paterson

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED STATEMENTS

Of Income(loss) and Deficit

(Unaudited)

($ in thousands)

Three months ended

Nine months ended

    SEPTEMBER 30

    SEPTEMBER 30

___2002___

___2001__

  2002____    __2001__

Expenses

General and administrative

 $

 464

$     450

      $     1,702

      $     1,592

Depreciation

  17

         19

    52

     55

Foreign Exchange (gains)losses

             (301)

      (491)

   100

  (556)

General exploration

 297

        415

1,147

    804

Resource property costs written off

   --

        293

1,894

                2,794

Loss before undernoted items

(477)

     (686)

            (4,895)

(4,689)

Interest and other income

  109

        163

   273

     752

Gains(losses) on shares issued by

   affiliated companies

1,171

           --

1,276

   (274)

Equity in losses of affiliated companies

 (108)

      (132)

 (323)

   (353)

Loss on sale of capital assets

     (1)

           --

 (115)

        --

Write down of investments

                     --

                         --

 (340)

                 (183)

Net income (loss) for the period

  694

     (655)

            (4,124)

(4,747)

Deficit at beginning of period

         (48,172)

 (34,468)

          (43,354)

            (27,704)

Loss on sale of own shares

      --

                         --

                     --

              (2,672)

Deficit at end of period

$        (47,478)

       $      (35,123)

$        (47,478)

     $    (35,123)

Earnings (loss) per share

$               0.04

       $          (0.04)

$            (0.26)

     $         (0.31)

SOUTHWESTERN RESOURCES CORP.

CONSOLIDATED STATEMENTS

Of Cash Flows

(Unaudited)

($ in thousands)

Three months ended

Nine months ended

  SEPTEMBER 30

 SEPTEMBER 30

___2002___

___2001__

___2002__   ___2001__

Operating Activities

Net gain (loss) for the period

 $

694

$     (655)

      $    (4,124)

     $     (4,747)

Items not involving cash

   Depreciation

  17

            19

      52

      55

   Resource property costs written off

    --

          293

  1,894

   2,794

   (Gains)losses on shares issued by

         affiliated companies

        (1,171)

             --

(1,276)

     274

   Equity in losses of affiliated companies

108

        132

    323

    353

   Loss on sale of capital assets

    1

           --

    115

       --

   Stock-based compensation

  13

           --

      13

       --

   Write down of investments

    --

           --

     340

                  183

             (338)

        (211)

(2,663)

(1,088)

Change in non-cash operating working capital items:

   (Increase) decrease in exploration advances

          and other receivables

              (30)

          40

      18

     117

   Decrease in accounts payable

          and accrued charges

                (5)

          (44)

                 (81)

                  (11)

            (373)

         (215)

            (2,726)

                (982)

Investing Activities

Resource property expenditures

            (172)

       (323)

                 (589)

 (2,141)

Additions to capital assets

  (6)

       (194)

    (60)

    (324)

Note receivable

            (200)

            --

  (200)

         --

Increase in investments

            (500)

           (650)

  (578)

                 (996)

            (878)

        (1,167)

             (1,427)

              (3,461)

Financing Activities

Shares issued

  --

           --

      --

 3,000

Shares sold

  --

           --

      --

 5,869

Shares purchased

            (211)

           (276)

  (476)

              (1,343)

            (211)

            (276)

  (476)

                 7,526

(Decrease)increase in cash and cash equivalents

    during the period

         (1,462)

   (1,658)

             (4,629)

  3,083

Cash and cash equivalents at

    beginning of period

            7,301

        13,296

              10,468

                 8,555

Cash and cash equivalents at

    end of period

$          5,839

$         11,638

$              5,839

     $        11,638

Cash and cash equivalents consist of:

Cash

  465

      643

     465

     643

Short-term investments

            5,374

  10,995

   5,374

10,995

     __________

Cash and cash equivalents at

    end of period

$            5,839

     $         11,638  $            5,839

     $        11,638

Notes to Consolidated Financial Statements

All tabular amounts are in thousands of dollars

1.

SIGNIFICANT ACCOUNTING POLICIES

a) These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  The accounting policies followed in preparing these financial statements are those used by Southwestern Resources Corp. (the “Company”) as set out in the audited financial statements for the year ended December 31, 2001 with the exception noted in note 1b below.  Certain information and note disclosure normally included in consolidated financial statements prepared in accordance with generally accepted financial principles have been omitted.  These interim financial statements should be read together with the Company’s audited financial statements for the year ended December 31, 2001.

b) The Company adopted the new recommendations of the CICA regarding Stock-Based Compensation and Other Stock-Based Payments.

The Company adopted the intrinsic value method whereby compensation cost is recorded for the excess, if any, of the quoted market price over the exercise price, at the date the stock options are granted.

c) In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements.

2.

NOTE RECEIVABLE

As at September 30, 2002, the Company had in place an unsecured promissory note receivable from Canabrava Diamond Corporation (“Canabrava”) in the amount of $200,000 due September, 2003 and bearing interest at a rate of 7% per annum.

3.

CAPITAL ASSETS

		September 30, 2002		December 31, 2001
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Office and other equipment	$752	$589	$163	$205
Computer equipment	652	509	143	166
Vehicles	496	358	138	248
	$1,900	$1,456	$444	$619

Depreciation relating to exploration related assets has been allocated to resource properties in the amount of $68,193.

4.

RESOURCE PROPERTIES

	September 30, 2002	December 31, 2001

Peru	$11,967	$13,745
Chile	451	449
China	327	116
Argentina	1,662	1,524
	$14,407	$15,834

The Company abandoned four projects in Peru (Evita, Susan, Tauria, and San Pedro) during the nine month period ended September 30, 2002 and as a result, $1.0 million of resource property costs were written off.  As well, an additional $0.9 million of resource property costs were written off that related to regional exploration programs in Peru.

On April 18, 2002 the Company signed an agreement with Compania de Minas Buenaventura S.A.A. (“Buenaventura”) to sell Southwestern’s 50% interest in the Poracota Property in Peru for U.S. $4.5 million over a three year period.  Under the terms of the agreement, Buenaventura made a payment to Southwestern of U.S. $100,000 and is to make staged payments of U.S. $200,000 on the first anniversary, U.S. $300,000 on the second anniversary and U.S. $3,900,000 on the third anniversary.

On August 27, 2002 the Company signed a letter agreement with the China Yunnan Province Nuclear Industry Team 209 regarding the Boka Gold Project in southern China.  Under the terms of the letter agreement, Southwestern can earn a 90% interest in 98.65 square kilometres of exploration concessions and mining licenses by spending U.S. $4.0 million over a four year period and making a  payment of U.S. $1.7 million in the fourth year.  Exploration expenditures are staged as to U.S. $500,000 in the first year, U.S. $1.0 million in the second year, U.S. $1.5 million in the third year, and U.S. $1.0 million in the fourth year.  Team 209 will retain a 10% carried interest and Southwestern will be the operator of the project.

5.

INVESTMENTS

			September 30, 2002
	Ownership %	Carrying Value	Quoted Market Value	Gain/(Loss) on Deemed Disposition
Significantly influenced affiliates
Aurora Platinum Corp.	17.0	$4,338	$10,952	$1,241
Canabrava Diamond Corporation	39.1	6,345	4,015	83

		10,683	14,967	1,324

Other
Maxy Oil & Gas Inc.	16.0	410	1,560	(48)
Empire Petroleum Corporation	5.7	636	93	-
Pacific Minerals Inc.	4.0	317	977	-
		1,363	2,630	(48)
		$12,046	$17,597	$1,276

			December 31, 2001
	Ownership %	Carrying Value	Quoted Market Value	Gain/(Loss) on Deemed Disposition
Significantly influenced affiliates
Aurora Platinum Corp.	19.3	$2,732	$9,099	$(124)
Canabrava Diamond Corporation	42.6	6,420	7,992	(143)
Maxy Oil & Gas Inc.	22.9	458	458	-
		9,610	17,549	(267)

Other
Empire Petroleum Corporation	8.7	636	267	-
Consolidated JABA Inc.	10.3	206	104	-
Unirex Corporation	6.7	85	85	-
Pacific Minerals Inc.	15.5	268	359	-
Paramount Ventures and Finance Inc.	1.0	49	35	-
		1,244	850	-
		$10,854	$18,399	$(267)

In March 2002, the Company sold 7 million free trading shares of Maxy Oil & Gas Inc. (“Maxy”) at $0.08 per share.  In a separate transaction, as a private placement, the Company purchased 5.6 million units of Maxy at $0.10 per unit.  Each unit consists of one common share and one common share purchase warrant.  As a result,  the Company’s interest in Maxy was reduced from 22.9% to 16.0% and a loss on deemed disposition of $48,111 was recorded. The investment in Maxy is being accounted for using the cost basis beginning from January 1, 2002 rather than the equity basis.

As a result of share issuances by both Aurora Platinum Corp. (“Aurora”) and Canabrava, the Company recorded gains on deemed disposition of $1,241,125 and $83,143 respectively.

During the nine month period ended September 30, 2002, the Company purchased an additional 73,000 common shares of Pacific Minerals Inc. at a cost of $48,236 and an additional 92,000 common shares of Canabrava at a cost of $30,613.

In June 2002, the Company wrote off its investments in Unirex Corporation($85,333), Consolidated Jaba Inc.($206,000), and Paramount Ventures and Finance Inc.($49,122).

In August 2002, the Company purchased 137,000 units of Aurora at $3.65 per unit. Each unit consists of one common share and one common share purchase warrant. The warrant entitles Southwestern to buy one common share for $4.75 until August 5, 2003.

6.

INCOME TAXES

The Company has future tax assets that have been fully offset by a valuation allowance at September 30, 2002.

7.

SHARE CAPITAL

a)

Authorized 100,000,000 common shares without par value.

b)

Issued and outstanding during the period:

	For the nine month period ended September 30, 2002

	Number of		Treasury		Number of shares
	shares issued	Amount	shares	Amount	outstanding	Amount
	(000’s)		(000’s)		(000’s)

Beginning of period	16,459	$82,521	487	$1,547	15,972	$80,974
Shares purchased	-	-	170	456	(170)	(456)
End of period	16,459	$82,521	657	$2,003	15,802	$80,518

During the nine month period ended September 30, 2002, the Company acquired 170,100 common shares for total consideration of $456,284 pursuant to its current normal course issuer bid. These shares are held in treasury for resale in the future.

a)

Stock Options

Under the Company’s stock option plan there were 1,661,500 options outstanding at September 30, 2002 with a weighted average price of $4.11.

	For the nine months ended September 30, 2002
	Number of shares (in thousands)	Weighted Average Exercise Price

Outstanding at beginning of period	1,786	$4.65

Granted	419	$2.91

Forfeited	(543)	$4.96

Outstanding at end of period	1,662	$4.11

The following table summarizes information about fixed stock options outstanding at

September 30, 2002:

			Weighted-
		Weighted-average	Average
	Exercise	Remaining years of	Exercise
Number of shares	Price range	Contractual life	Price
(000’s)
549	$2.91 - $3.80	4.6	$3.06
470	$3.90 - $4.90	1.0	$4.12
643	$5.00 - $5.70	1.3	$5.03

1,662		2.3	$4.11

b)

Stock-based Compensation Plan

When stock-based compensation awards are granted to employees, no compensation cost is recognized when their exercise price exceeds or equals the fair value of the Company’s common shares at the date of grant.  Had the compensation cost for the Company’s stock-based compensation plan been determined based on the fair value method of accounting for awards granted to employees on or after January 1, 2002, the Company’s net loss would have been increased to the pro forma amount indicated below:

For the nine months ended September 30,		2002 (in thousands)
Net loss
	As reported	$4,124
	Pro forma	$4,462

The pro forma loss per share for the nine month period would be $0.28 compared to  $0.26 as reported on the consolidated statements of income(loss) and deficit.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the nine month period ended September 30, 2002: no dividends are to be paid; volatility of 23%; risk-free interest rate of 5%; and expected life of five years.

e)    Warrants

As at September 30, 2002, the Company has 1,052,632 warrants outstanding with an exercise price of $3.75 expiring in June 2003.  There were no warrants exercised or cancelled during the period.

       No carrying values have been assigned to the warrants.

1.

RELATED PARTY TRANSACTIONS

During the nine month period ended September 30, 2002 the Company paid remuneration to directors and officers in the amount of $321,842 (2001-$395,263).

2.

SEGMENTED INFORMATION

Industry Information

The Company operates in one reportable operating segment, being the acquisition and exploration of mineral resource properties.

Geographic Information

The Company’s only source of revenue for the nine month period ended September 30, 2002 arose from interest earned on corporate cash reserves.  The Company has non-current assets in the following geographic locations:

	September 30,	December 31,
	2002	2001

Canada	$12,260	$11,116
Peru	12,192	13,996
Chile	451	451
China	332	126
Argentina	1,662	1,659
	$26,897	$27,348

3.

JOINT VENTURES

Certain of the Company’s exploration and development projects are held pursuant to non-operating joint venture agreements.  The Company also conducted certain of its exploration activities through operating joint venture entities which were terminated in 2001.  The Company’s proportionate share of the assets, liabilities, expenses and cash flows of these joint ventures, which has been included with the assets, liabilities, expenses and cash flows of the Company, is as follows:

	September 30, 2002			December 31, 2001

	Projects			Projects
	Subject to	Operating	Total	Subject to	Operating	Total
	Joint Venture	Joint	Joint	Joint Venture	Joint	Joint
	Agreement	Ventures	Ventures	Agreement	Ventures	Ventures

Accounts receivable	$34	$-	$34	$(57)	$1	$(56)
Resource properties	11,744	-	11,744	10,111	-	10,111
	$11,777	$-	$11,777	$10,054	$1	$10,055

Net cash outflows
relating to resource
Properties	$57	$-	$57	$1,964	$418	$2,382